貝克・麥堅時律師事務所


07020211

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com





January 5, 2007

**Our ref**: 32002208-000003

**By Hand**

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

SUPPL

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated December 29, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip

Encl.

# Annex 1

## A List of Documents Made Public in connection with the Listing since our last submission on December 29, 2006:

1. Announcement in relation to certain continuing connected transactions, released on January 4, 2007, in English and in Chinese

2. Announcement of Written Resolution Passed at the Nineteenth Meeting of the 2006 Board of Directors, released on January 5, 2007, in English and in Chinese.

File No. 82-34857
SOUTH CHINA MORNING POST
FS 4 JAN 2007







# 中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited*

*(A joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock code: 2866)**

## ANNOUNCEMENT

This announcement is made at the request of the Stock Exchange. The Board has noted today's increases in the share price and trading volume of the shares of the Company.

As disclosed in the Prospectus, the Group had entered into a number of continuing connected transactions prior to the Listing, and was granted a waiver by the Stock Exchange from strict compliance with the relevant requirements under the Listing Rules with respect to certain of such continuing connected transactions for a period of three years ended 31 December 2006. After such date, the Company must re-comply with the requirements under Chapter 14A of the Listing Rules in order to continue these continuing connected transactions.

The Board: (i) has approved and ratified certain continuing connected transactions, together with their revised annual caps for 2006, if any, and annual caps for 2007 to 2009 (whose applicable percentage ratios are expected to be more than 0.1% but less than 2.5% on an annual basis and therefore shall only be subject to the reporting and announcement requirements under the Listing Rules); and (ii) intends to seek Independent Shareholders' approval for certain continuing connected transactions, together with their proposed revised annual caps for 2006, if any, and proposed annual caps for 2007 to 2009 (whose applicable percentage ratios are expected to be more than 2.5% and less than 25% on an annual basis and therefore shall further be subject to the Independent Shareholders' approval). An announcement in respect of such continuing connected transactions will be published shortly and a circular in respect of certain of such continuing connected transactions requiring Independent Shareholders' approval will be dispatched to the shareholders of the Company afterwards pursuant to the Listing Rules.

Save as aforesaid, the Board is not aware of any reasons for such increases in the share price and trading volume of the shares of the Company. Further announcement(s) will be made if necessary pursuant to the Listing Rules.

Save for the above, the Board is not aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

| | |
|---|---|
| "Board" | the board of directors of the Company. |
| "China Shipping Group" | China Shipping (Group) Company (中國海運（集團）總公司), a wholly PRC state-owned enterprise and the controlling shareholder of the Company, and its subsidiaries and associates (excluding the Group). |
| "Company" | China Shipping Container Lines Company Limited (中海集裝箱運輸股份有限公司), a joint stock limited company incorporated in the PRC, of which 2,420,000,000 H shares are listed on the Stock Exchange. |
| "Group" | the Company and its subsidiaries. |
| "Independent Shareholders" | the shareholders of the Company except the China Shipping Group. |
| "Listing" | listing of the H shares of the Company on the Main Board of the Stock Exchange. |
| "Listing Rules" | The Rules Governing the Listing of Securities on the Stock Exchange. |
| "Prospectus" | the prospectus issued by the Company dated 4 June 2004. |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited. |

By order of the Board of
**China Shipping Container Lines Company Limited**
**Ye Yumang**
*Company Secretary*

Shanghai, the People's Republic of China
3 January 2007

*The Board as at the date of this announcement comprises of Mr. Li Shaode, Mr. Jia Hongxiang, Mr. Huang Xiaowen and Mr. Zhao Hongzhou, being executive directors, Mr. Zhang Jianhua, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Yao Zuozhi and Mr. Xu Hui, being non-executive directors, and Mr. Hu Hanxiang, Mr. Gu Nianzu, Mr. Wang Zongxi and Mr. Lam Siu Wai, Steven, being independent non-executive directors.*

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "China Shipping Container Lines Company Limited".*

# 中海集裝箱運輸股份有限公司
# China Shipping Container Lines Company Limited*

*(於中華人民共和國註冊成立的股份有限公司)*

(股票代號：2866)

## 公告

本公告乃應聯交所之要求而發出。董事會已注意到本公司今日之股份價格及股份成交量上升。

誠如招股章程所述，本集團已於上市前訂立多項持續關連交易，並獲聯交所豁免，豁免若干該等持續關連交易於截至二零零六年十二月三十一日止三年期間嚴格遵守上市規則有關規定。於該日後，本公司須再遵守上市規則第14A章之規定以繼續進行此等持續關連交易。

董事會：(i)已批准及追認若干持續關連交易，連同其之二零零六年已修訂年度上限(如有)及二零零七年至二零零九年之年度上限(其適用百分比比率預期每年多於0.1%但少於2.5%，因此將僅須遵守上市規則之申報及公告規定)；及(ii)擬尋求獨立股東批准若干持續關連交易，連同其建議修訂之二零零六年年度上限(如有)及建議之二零零七年至二零零九年年度上限(其適用百分比比率預期每年多於2.5%及少於25%，因此將待獨立股東進一步之批准)。一份有關該等持續關連交易之公告不久將刊發，並且一份有關若干須由獨立股東批准之該等持續關連交易之通函將根據上市規則於其後寄發予本公司股東。

除上述者外，董事會並不知悉本公司股價及成交量上升之任何原因。本公司將於有需要時根據上市規則進一步發表公佈。

除上述者外，董事會並不知悉有任何影響或可能影響股份價格之事宜，並且根據上市規則第13.09條所規定的一般責任而須予披露者。

於本公告內，除文義另有所指外，下列詞彙具有以下涵義：

| | | |
|---|---|---|
| 「董事會」 | 指 | 本公司董事會 |
| 「中海集團」 | 指 | 中國海運(集團)總公司(一家中國國有企業，為本公司之控股股東)及其附屬公司及聯繫人士(不包括本集團) |
| 「本公司」 | 指 | 中海集裝箱運輸股份有限公司，於中國註冊成立之股份有限公司，其2,420,000,000股H股於聯交所上市 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「獨立股東」 | 指 | 除中海集團外之本公司股東 |
| 「上市」 | 指 | 本公司H股於聯交所主板上市 |
| 「上市規則」 | 指 | 聯交所證券上市規則 |
| 「招股章程」 | 指 | 本公司刊發日期為二零零四年六月四日之招股章程 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |

承董事會命
**中海集裝箱運輸股份有限公司**
**葉宇芒**
*公司秘書*

中華人民共和國上海
二零零七年一月三日

*於本公告刊發日期，執行董事為李紹德先生、賈鴻祥先生、黃小文先生及趙宏舟先生、非執行董事為張建華先生、王大雄先生、張國發先生、姚作芝先生及徐輝先生，獨立非執行董事為胡漢湘先生、顧念祖先生、汪宗熙先生及林兆偉先生。*

* *本公司根據香港法例第32章公司條例第XI部以其中文名稱及英文名稱「China Shipping Container Lines Company Limited」登記為一家海外公司。*



# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
# 中海發展股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock code: 1138)**

## Written Resolution Passed at the Nineteenth Meeting of the 2006 Board of Directors

The Board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce that the Directors adopted the written resolution (the "**Written Resolution**") in lieu of a physical meeting on 30 December 2006, during which, the resolution set out below was duly passed.

The Board is pleased to announce that the Directors adopted the written resolution on 30 December 2006 in lieu of a physical meeting.

The Written Resolution was duly passed in accordance with the relevant provisions of the the People's Republic of China (the "**PRC**") Company Law and the articles of association of the Company. The following resolution was duly passed at the Meeting:

The election of Mr. Lin Jianqing as Vice Chairman of the Board of the Company.

**Details of Mr. Lin Jianqing ("Mr. Lin")**

Mr. Lin, born in February 1954, is currently an executive director of the Company, the vice-president of China Shipping (Group) Company and a member of the party committee. He was formerly a captain, a section chief of the engineering section, assistant general Manager and deputy general manager of Guangzhou Maritime Transport (Group) Co., Ltd. He joined China Shipping (Group) Company in July 1997 and held the position of Vice-president. Mr. Lin graduated from East China Normal University and was a student seating for doctoral degree. He has been engaged in the shipping business for many years, and possesses extensive experience in navigation and shipping enterprise management.

In accordance with the articles of association of the Company, Mr. Lin's appointment as Vice Chairman of the Board will be with effect from 30 December 2006 until 25 May 2009. Save as disclosed above, Mr. Lin did not hold any directorship in listed public companies in the last three years, and he is not related to any director, senior management or substantial or controlling Shareholder of the Company. He is not interested in any shares of the Company within the meaning of Part XV of the SFO. During the proposed term of employment, Mr. Lin will not be entitled to any remuneration nor bonus payments as Vice Chairman of the Board. There is no other information relating to the appointment of Mr. Lin that is required to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules").. Save as disclosed herein, there are no other matters that need to be brought to the attention of the shareholders of the Company.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Listing Rules. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
**China Shipping Development Company Limited**
**Yao Qiaohong**
*Company secretary*

4 January 2007
Shanghai, the PRC

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia, and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao, Mr. Ma Xun and Mr. Zhou Zhanqun as independent non-executive directors.*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

香港經濟日報 A47 - 5 JAN 2007





# 中海發展股份有限公司
# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

## 於二零零六年董事會第十九次會議上通過之決議案

中海發展股份有限公司(「**本公司**」)董事之董事會(「**董事會**」)欣然公佈，於2006年12月30日，董事採用書面決議案(「**書面決議案**」)的方式代替召開實質會議。於會議上，已正式通過下文所載之決議案。

董事會欣然公佈，於2006年12月30日，董事採用書面決議案的方式代替召開實質會議。

書面決議案已根據中華人民共和國(「中國」)《公司法》和本公司《公司章程》之有關規定正式通過。會議上正式通過以下決議案：

關於選舉林建清先生為公司董事會副主席。

**林建清先生(「林先生」)之簡歷**

林先生，一九五四年二月生，現任本公司執行董事、中國海運(集團)總公司副總裁、黨組成員。歷任廣州海運(集團)公司船舶輪機長、機務科科長、總經理助理和副總經理等職；一九九七年七月加入中國海運(集團)總公司，擔任副總裁職務。林先生畢業於華東師範大學，博士研究生學歷，他長期從事海運事業，具有豐富的航海和海運企業管理經驗。

根據本公司《公司章程》，委任林先生為董事會副主席的任期將自二零零六年十二月三十日起至二零零九年五月二十五日止。除上文所披露者外，林先生於過去三年並無於其他上市公司出任董事職位，而彼與本公司任何董事、高級管理層或主要或控股股東概無關連。彼並無於本公司任何股份中擁有證券及期貨條例第XV部所指之權益。於建議任期內，林先生將無權就其董事會副主席身份而獲取任何酬金或花紅。並無任何其他有關委任林先生之資料須根據香港聯交所證券上市規則(「上市規則」)第13.51(2)(h)至(v)條而須予披露。除本文所披露者外，概無任何其他事宜須敦請公司股東注意。

本公告乃遵照上市規則第13.09條之即時發放資料規定而作出。本公司之A股在上海證券交易所上市，上海證券交易所已要求本公司作出類似本公告之公告。

承董事會命
**中海發展股份有限公司**
公司秘書
**姚巧紅**

2007年1月4日
中國上海

於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、林建清先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生、馬澤先生及周佑群先生所組成。

貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 JAN -9 A 8:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE



December 21, 2006

**Our ref**: 32002208-000003

**By Hand**

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated December 12, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li

Encl.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

**Annex 1**

**A List of Documents Made Public**
**in connection with the Listing since our last submission on December 12, 2006:**

1. Announcement of Major and Connected Transaction relating to the Proposed Acquisition of the Vessels, released on December 21, 2006, in English and in Chinese.



# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
# 中海發展股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock code: 1138)**

## MAJOR AND CONNECTED TRANSACTION RELATING TO THE PROPOSED ACQUISITION OF THE VESSELS

## FILING OF VALUATIONS

The valuations for the Vessels have been filed with SASAC and China Shipping Group (under SASAC's delegate authority).

Reference is made to the announcement of the Company dated 1 November 2006 and the circular of the Company dated 13 November 2006. Unless the context requires otherwise, capitalized terms used in this announcement shall have the same meanings as defined in the announcement dated 1 November 2006.

On 19 December 2006 the Company has received confirmation from SASAC that the valuations for the 32 PRC-registered dry bulk cargo carriers have been filed under filing reference "20060233" and "20060234", as well as confirmation from China Shipping Group (under SASAC's delegate authority) that the valuations for the 10 foreign-registered dry bulk cargo carriers have been filed under filing reference "CSV06015", "CSV06016", "CSV06017", "CSV06018" and "CSV06019".

Based on the above filings, the net appraised value of the Vessels, as at 30 June 2006, was adjusted from RMB 2,462,054,000.00 (approximately HK$2,390,344,000) to RMB2,500,269,000.00 (approximately HK$2,427,446,000).

By Order of the Board of Directors
**China Shipping Development Company Limited**
**Yao Qiaohong**
*Company Secretary*

Shanghai, the People's Republic of China
20 December 2006

*As at the date of this announcement, the Board of Directors of the Company comprises of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive Directors, Mr. Yao Zhozhi as non-executive Director and Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive Directors.*

*The exchange rate adopted in this announcement for illustration purpose only is RMB1.03 = HK$1.00.*

A69 經濟日報 21 DEC 2006





# 中海發展股份有限公司
# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

## 有關收購船舶之主要及關聯交易

## 專案評估備案

關於船舶專案評估已獲國資委及中海集團(獲國資委授權)備案。

謹請投資者同時參考公司於2006年11月1日發出的公告及2006年11月13日發出的通函。如無特殊聲明，本公告中所用之粗體字和2006年11月1日公告中的定義具有相同的涵義。

公司於2006年12月19日收到國資委確認，於境內註冊的32艘乾散貨船舶的《資產評估報告》已獲國資委備案，備案表編號為20060233及20060234；公司同日收到中海集團(獲國資委授權)備案確認，於境外註冊的10艘乾散貨船舶的《資產評估報告》已獲中海集團備案，備案表編號分別為《中海評備06015》、《中海評備06016》、《中海評備06017》、《中海評備06018》和《中海評備06019》。

根據上述備案，船舶於基準日2006年6月30日的評估值由人民幣2,462,054,000.00元(約港幣2,390,344,000元)調整為人民幣2,500,269,000.00元(約港幣2,427,446,000元)。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

2006年12月20日
中國上海

於刊登本公告日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生及周佔群先生所組成。

附註：除另有指明外，港元兑人民幣是按1.00港元兑人民幣1.03元兑換率折算。

貝克・麥堅時律師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com





December 29, 2006

**Our ref**: 32002208-000003

**By Hand**

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

**Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)**

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated December 21, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li

Michelle Li

Encl.

**Annex 1**

**A List of Documents Made Public**
**in connection with the Listing since our last submission on December 21, 2006:**

1. Announcement of Voting Result of the Extraordinary General Meeting and the Class Meeting for Holders of H Shares and A shares, released on December 29, 2006, in English and in Chinese.

2. Announcement of Settlement of Significant Commercial Dispute, released on December 29, 2006, in English and in Chinese.

3. Announcement of Connected Transactions in relation to the Sale and Purchase Agreement dated December 28, 2006, released on December 29, 2006, in English and in Chinese.

4. Announcement of Resolutions passed at the Eighteenth Meeting of the 2006 Board of Directors, released on December 29, 2006, in English and in Chinese.





# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

# 中海發展股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock code: 1138)**

## VOTING RESULT OF THE EXTRAORDINARY GENERAL MEETING AND THE CLASS MEETING FOR HOLDERS OF H SHARES AND A SHARES

The Board is pleased to announce the result of the extraordinary general meeting and the class meeting for holders of H Shares and A Shares which were held on 28 December 2006.

The board (the "**Board**") of directors (the "**Directors**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce the voting result of the Extraordinary General Meeting ("**EGM**") and the Class Meeting for holders of H Shares and holders of A Shares of the Company which were held on Thursday, 28 December 2006 at 700 Dong Da Ming Road, Shanghai, The People's Republic of China:

**EGM**

| Ordinary Resolutions | Number of Votes (%) | | Number of Shares Carrying Voting Rights Represented by the Shareholders Attending the EGM |
|---|---|---|---|
| | For | Against | |
| 1. To approve, ratify and confirm the Acquisition Agreement dated 31 October 2006; | 601,602,440<br>99.9802% | 119,200<br>0.0198% | 601,721,640 |
| **Special Resolutions**<br>2. To approve the issue of Convertible Bonds; | 2,179,631,940<br>99.9946% | 118,300<br>0.0054% | 2,179,750,240 |
| 3. To approve the terms of the Convertible Bonds concerning: | | | |
| (i) type of debt instruments to be issued; | 2,179,439,853<br>99.9978% | 47,300<br>0.0022% | 2,179,487,153 |
| (ii) total issuing amount; | 2,179,440,240<br>99.9985% | 33,200<br>0.0015% | 2,179,473,440 |
| (iii) face value; | 2,177,090,240<br>99.9985% | 33,200<br>0.0015% | 2,177,123,440 |
| (iv) issue price; | 2,179,411,340<br>99.9930% | 153,100<br>0.0070% | 2,179,564,440 |
| (v) bond maturity; | 2,179,322,795<br>99.9955% | 97,145<br>0.0045% | 2,179,419,940 |
| (vi) coupon rate; | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (vii) payment of interest; | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (viii) conversion period; | 2,179,404,340<br>99.9985% | 33,200<br>0.0015% | 2,179,437,540 |
| (ix) determination of conversion price and adjustment method; | 2,179,322,795<br>99.9980% | 44,500<br>0.0020% | 2,179,367,295 |
| (x) downward adjustment of conversion price; | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (xi) mechanism for rounding off fractions into nearest figures; | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (xii) redemption at the option of the Company; | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (xiii) redemption at the option of the bond holder; | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (xiv) vesting of dividends for the conversion year; | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (xv) issuing method and targets for the issue; | 2,179,418,740<br>99.9985% | 33,200<br>0.0015% | 2,179,451,940 |
| (xvi) placing arrangement for existing shareholders; | 2,179,431,240<br>99.9980% | 44,500<br>0.0020% | 2,179,475,740 |
| (xvii) use of the funds raised from Convertible Bonds issue to acquire dry bulk cargo vessels | 600,881,240<br>99.9945% | 33,200<br>0.0055% | 600,914,440 |
| 4. To approve the feasibility of the proposed use of proceeds from the issue of the Convertible Bonds; | 600,898,840<br>99.9948% | 31,100<br>0.0052% | 600,929,940 |
| 5. To approve the approval and/or authority to issue the Convertible Bonds within 1 year from the date of this resolution; | 2,175,320,540<br>99.8113% | 4,111,500<br>0.1887% | 2,179,432,040 |
| 6. To approve the Company's report on the issue of 350,000,000 new A shares on 23 May 2002 and the use of proceeds arising therefrom; | 1,903,932,946<br>87.3638% | 275,382,594<br>12.6362% | 2,179,315,540 |
| 7. To authorise the board of Directors to do such acts and things and execute such documents which in their opinion may be necessary or desirable to implement the issue of the Convertible Bonds; | 600,898,840<br>99.9945% | 33,200<br>0.0055% | 600,932,040 |
| **Ordinary Resolutions**<br>8. To approve, ratify and confirm the New Services Agreement dated 31 October 2006; | 600,383,553<br>99.9945% | 33,200<br>0.0055% | 600,416,753 |
| 9. To approve the establishment of the nomination committee of the Company; | 2,179,071,953<br>99.9985% | 33,200<br>0.0015% | 2,179,105,153 |
| 10. To approve the adoption of the implementation rules for the nomination committee of the Company; | 1,903,779,259<br>87.3673% | 275,272,594<br>12.6327% | 2,179,051,853 |
| 11. To approve, ratify and confirm the four construction agreements all dated 28 October 2006; | 2,179,157,753<br>99.9985% | 33,200<br>0.0015% | 2,179,190,953 |
| **Special Resolution**<br>12. To approve the amendments to the Group's articles of association to increase number of Directors from 9 to 15; | 2,179,289,953<br>99.9985% | 33,200<br>0.0015% | 2,179,323,153 |
| **Ordinary Resolutions**<br>13. To approve the appointment of Mr. Lin Jianqing as an executive director of the Company; | 2,179,204,653<br>99.9951% | 107,200<br>0.0049% | 2,179,311,853 |
| 14. To approve the appointment of Mr. Ma Xun as independent non-executive director of the Company. | 2,179,204,653<br>99.9951% | 107,200<br>0.0049% | 2,179,311,853 |

As more than 50% of the votes were cast in favour of the above ordinary resolutions and more than 66.67% of the votes were cast in favour of the above special resolutions, all the resolutions were duly passed as ordinary resolutions and special resolutions of the EGM (as the case may be).

**CLASS MEETING FOR HOLDERS OF H SHARES**

| Special Resolutions | Number of Votes (%) | | Number of Shares Carrying Voting Rights Represented by the holders of H Shares |
|---|---|---|---|
| | For | Against | |
| 1. To approve the issue of Convertible Bonds; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| 2. To approve the terms of the Convertible Bonds concerning: | | | |
| (i) type of debt instruments to be issued; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (ii) total issuing amount; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (iii) face value; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (iv) issue price; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (v) bond maturity; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (vi) coupon rate; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (vii) payment of interest; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (viii) conversion period; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (ix) determination of conversion price and adjustment method; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (x) downward adjustment of conversion price; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xi) mechanism for rounding off fractions into nearest figures; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xii) redemption at the option of the Company; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xiii) redemption at the option of the bond holder; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xiv) vesting of dividends for the conversion year; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xv) issuing method and targets for the issue; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xvi) placing arrangement for existing shareholders; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xvii) use of the funds raised from Convertible Bonds issue to acquire dry bulk cargo vessels | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| 3. To approve the feasibility of the proposed use of proceeds from the issue of the Convertible Bonds; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| 4. To approve the approval and/or authority to issue the Convertible Bonds within 1 year from the date of this resolution; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |

| Special Resolution | Number of Votes (%) | | Number of Shares Carrying Voting Rights Represented by the holders of H Shares |
|---|---|---|---|
| | For | Against | |
| 5. To approve the Company's report on the issue of 350,000,000 new A shares on 23 May 2002 and the use of proceeds arising therefrom; | 255,882,134<br>48.7922% | 268,550,694<br>51.2078% | 524,432,828 |
| 6. To authorise the board of Directors to do such acts and things and execute such documents which in their opinion may be necessary or desirable to implement the issue of the Convertible Bonds; | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |

As more than 66.67% of the votes were cast in favour of the above special resolutions except resolution no. 5, the above special resolutions (except resolution no. 5) were duly passed as special resolutions of the class meeting for holders of H Shares. Resolution no. 5 was not passed at the class meeting.

**CLASS MEETING FOR HOLDERS OF A SHARES**

| Special Resolutions | Number of Votes (%) | | Number of Shares Carrying Voting Rights Represented by holders of A Shares |
|---|---|---|---|
| | For | Against | |
| 1. To approve the issue of Convertible Bonds; | 1,639,622,181<br>99.9928% | 118,300<br>0.0072% | 1,639,740,481 |
| 2. To approve the terms of the Bond concerning: type of debt securities to be issued; | 1,639,430,094<br>99.9971% | 47,300<br>0.0029% | 1,639,477,394 |
| 3. total issuing amount; | 1,639,430,481<br>99.9980% | 33,200<br>0.0020% | 1,639,463,681 |
| 4. face value; | 1,637,080,481<br>99.9980% | 33,200<br>0.0020% | 1,637,113,681 |
| 5. issue price; | 1,639,401,581<br>99.9907% | 153,100<br>0.0093% | 1,639,554,681 |
| 6. bond maturity; | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 7. coupon rate; | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 8. payment of interest; | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 9. conversion period; | 1,639,394,581<br>99.9980% | 33,200<br>0.0020% | 1,639,427,781 |
| 10. determination of conversion price and adjustment method; | 1,639,376,981<br>99.9973% | 44,500<br>0.0027% | 1,639,421,481 |
| 11. downward adjustment of conversion price; | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 12. mechanism for rounding off fractions into nearest figures; | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 13. redemption at the option of the Company; | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 14. redemption at the option of the bond holder; | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 15. vesting of dividends for the conversion year; | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 16. issuing method and targets for the issue; | 1,639,408,981<br>99.9980% | 33,200<br>0.0020% | 1,639,442,181 |
| 17. placing arrangement for existing shareholders; | 1,639,421,481<br>99.9973% | 44,500<br>0.0027% | 1,639,465,981 |
| 18. use of the funds raised from Convertible Bonds issue to acquire dry bulk cargo vessels | 60,871,481<br>99.9455% | 33,200<br>0.0545% | 60,904,681 |
| 19. To approve the feasibility of the proposed use of proceeds from the issue of the Convertible Bonds; | 60,889,081<br>99.9489% | 31,100<br>0.0511% | 60,920,181 |
| 20. To approve the approval and/or authority to issue the Convertible Bonds within 1 year from the date of this resolution; | 1,639,389,081<br>99.9980% | 33,200<br>0.0020% | 1,639,422,281 |
| 21. To approve the Company's report on the issue of 350,000,000 new A shares on 23 May 2002 and the use of proceeds arising therefrom; | 1,639,314,581<br>99.9980% | 33,200<br>0.0020% | 1,639,347,781 |
| 22. To authorise the board of Directors to do such acts and things and execute such documents which in their opinion may be necessary or desirable to implement the issue of the Convertible Bonds; | 60,889,081<br>99.9455% | 33,200<br>0.0545% | 60,922,281 |

As more than 66.67% of the votes were cast in favour of the above resolutions, the above resolutions were duly passed as special resolutions of the class meeting for holders of A Shares.

For details of above resolutions, please refer to the Notice of Extraordinary General Meeting and the Class Meeting for holders of H Shares of the Company dated 13th November 2006.

*Notes:*

(1) As at the date of this announcement, the total number of shares entitling the holder to attend and vote for or against the resolutions at the EGM is 3,326,000,000, the total number of H Shares entitling the holder to attend and vote for the resolutions at the relevant class meeting is 1,296,000,000, and the total number of A Shares entitling the holder to attend and vote for the resolutions at the relevant class meeting is 2,030,000,000.

(2) As stated in the circular dated 13 November 2006, China Shipping (Group) Company abstained from voting on the resolutions in respect of the Acquisition, the New Services Agreement and the resolutions on the use of the proceeds of the Bond Issue (as defined in such circular).

(3) Hong Kong Registrars Limited, the H Share Registrar and Transfer Office of the Company acted as the scrutineer who, based on the H share poll voting forms collected by the Company, performed calculation on the H share poll voting results.

By order of the Board
**China Shipping Development Company Limited**
**Yao Qiaohong**
*Company Secretary*

Shanghai, the PRC
28 December 2006

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao, Mr Ma Xun and Mr. ZhouZhanqun as independent non-executive directors.*

CHINA SHIPPING 12g3-2(b)
File No. 82-34857



# 中海發展股份有限公司
# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

（於中華人民共和國註冊成立的股份有限公司）
（股份代號：1138）

## 於臨時股東大會及H股類別股東大會上通過之決議案

董事會欣然公佈，於二零零六年十二月二十八日召開之臨時股東大會及A股及H股類別股東大會之表決結果。

中海發展股份有限公司（「本公司」）於二零零六年十二月二十八日（星期四），於中華人民共和國上海東大名路700號舉行的臨時股東大會（「臨時股東大會」）及A股及H股類別股東大會的投票結果：

### 臨時股東大會

| 普通決議案 | 表決票數(%) | | 出席臨時股東大會所持有表決權的股份數目 |
|---|---|---|---|
| | 贊成票 | 反對票 | |
| 1. 確認、追認及批准於二零零六年十月三十一日訂立之收購協議： | 601,602,440<br>99.9802% | 119,200<br>0.0198% | 601,721,640 |
| **特別決議案** | | | |
| 2. 批准發行可轉債： | 2,179,631,940<br>99.9946% | 118,300<br>0.0054% | 2,179,750,240 |
| 3. 批准有關下列之債券條款<br>(i) 就將予發行之債務工具種類： | 2,179,439,853<br>99.9978% | 47,300<br>0.0022% | 2,179,487,153 |
| (ii) 總發行額： | 2,179,440,240<br>99.9985% | 33,200<br>0.0015% | 2,179,473,440 |
| (iii) 面值： | 2,177,090,240<br>99.9985% | 33,200<br>0.0015% | 2,177,123,440 |
| (iv) 發行價格： | 2,179,411,340<br>99.9930% | 153,100<br>0.0070% | 2,179,564,440 |
| (v) 債券到期日： | 2,179,322,795<br>99.9955% | 97,145<br>0.0045% | 2,179,419,940 |
| (vi) 息票率： | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (vii) 利息支付： | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (viii)轉股期限： | 2,179,404,340<br>99.9985% | 33,200<br>0.0015% | 2,179,437,540 |
| (ix) 釐定轉股價格及調整方法： | 2,179,322,795<br>99.9980% | 44,500<br>0.0020% | 2,179,367,295 |
| (x) 下調轉股價格： | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (xi) 將分數化為整數之機制： | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (xii) 本公司按贖回權贖回： | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (xiii)債券持有人按售回權售回： | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (xiv)轉股年度股息之歸屬： | 2,179,386,740<br>99.9985% | 33,200<br>0.0015% | 2,179,419,940 |
| (xv) 發行方式及發行目標： | 2,179,418,740<br>99.9985% | 33,200<br>0.0015% | 2,179,451,940 |
| (xvi)現有股東之配售安排： | 2,179,431,240<br>99.9980% | 44,500<br>0.0020% | 2,179,475,740 |
| (xvii)將可轉債發行所得之資金用作收購乾散貨船： | 600,881,240<br>99.9945% | 33,200<br>0.0055% | 600,914,440 |
| 4. 批准發行可轉債所得款項之建議用途之可行性： | 600,898,840<br>99.9948% | 31,100<br>0.0052% | 600,929,940 |
| 5. 批准同意及／或授權於本決議案通過當日起一年內發行可轉債： | 2,175,320,540<br>99.8113% | 4,111,500<br>0.1887% | 2,179,432,040 |
| 6. 批准本公司於二零零二年五月二十三日發行350,000,000股新A股所得款項用途之報告及其產生之所得款項用途： | 1,903,932,946<br>87.3638% | 275,382,594<br>12.6362% | 2,179,315,540 |
| 7. 授權董事會作出其認為必要或適當之行動及事宜並簽署該等文件，以實施可轉債發行： | 600,898,840<br>99.9945% | 33,200<br>0.0055% | 600,932,040 |
| **普通決議案** | | | |
| 8. 批准、追認及確認於二零零六年十月三十一日訂立之新服務協議： | 600,383,553<br>99.9945% | 33,200<br>0.0055% | 600,416,753 |
| 9. 批准成立本公司之提名委員會： | 2,179,071,953<br>99.9985% | 33,200<br>0.0015% | 2,179,105,153 |
| 10. 批准採納本公司提名委員會之實施細則： | 1,903,779,259<br>87.3673% | 275,272,594<br>12.6327% | 2,179,051,853 |
| 11. 批准、追認及確認於二零零六年十月二十八日訂立之兩會船舶協定： | 2,179,157,753<br>99.9985% | 33,200<br>0.0015% | 2,179,190,953 |
| **特別決議案** | | | |
| 12. 批准修訂本公司組織章程大綱，將董事人數由9人增至15人： | 2,179,289,953<br>99.9985% | 33,200<br>0.0015% | 2,179,323,153 |
| **普通決議案** | | | |
| 13. 批准委任林建清先生為本公司之執行董事： | 2,179,204,653<br>99.9951% | 107,200<br>0.0049% | 2,179,311,853 |
| 14. 批准委任馬澤華先生為本公司之獨立非執行董事： | 2,179,204,653<br>99.9951% | 107,200<br>0.0049% | 2,179,311,853 |

由於超過50%的票數乃投票贊成上述普通決議案，而超過66.67%的票數乃投票贊成上述特別決議案，所有決議案均獲正式通過為臨時股東大會的普通決議案及特別決議案（視情況而定）。

### H股類別股東大會

| 特別決議案 | 表決票數(%) | | H股股東所代表持有表決權的股份數目 |
|---|---|---|---|
| | 贊成票 | 反對票 | |
| 1. 批准發行可轉債： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| 2. 批准有關下列之債券條款<br>(i) 將予發行之債務工具種類： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (ii) 總發行額： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (iii) 面值： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (iv) 發行價格： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (v) 債券到期日： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (vi) 息票率： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (vii) 利息支付： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (viii)轉股期限： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (ix) 釐定轉股價格及調整方法： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (x) 下調轉股價格： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xi) 將分數化為整數之機制： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xii) 本公司按贖回權贖回： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xiii)債券持有人按售回權售回： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xiv)轉股年度股息之歸屬： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xv) 發行方式及發行目標： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xvi)現有股東之配售安排： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| (xvii)將可轉債發行所得之資金用作收購乾散貨船： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| 3. 批准發行可轉債所得款項之建議用途之可行性： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| 4. 批准同意及／或授權於本決議案通過當日起一年內發行可轉債： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |
| 5. 批准本公司於二零零二年五月二十三日發行350,000,000股新A股所得款項用途之報告及其產生之所得款項用途： | 255,882,134<br>48.7922% | 268,550,694<br>51.2078% | 524,432,828 |
| 6. 授權董事會作出其認為必要或適當之行動及事宜並簽署該等文件，以實施可轉債發行： | 524,889,346<br>100.0000% | 0<br>0.0000% | 524,889,346 |

由於66.67%的票數乃投票贊成上述特別決議案（惟第5項決議案除外），上述特別決議案（惟第5項決議案除外）乃獲正式通過為H股股東類別股東大會的特別決議案。第5項決議案並無獲類別大會通過。

### A股類別股東大會

| 特別決議案 | 表決票數(%) | | H股股東所代表持有表決權的股份數目 |
|---|---|---|---|
| | 贊成票 | 反對票 | |
| 1. 批准發行可轉債： | 1,639,622,181<br>99.9928% | 118,300<br>0.0072% | 1,639,740,481 |
| 2. 批准有關下列之債券條款將予發行之債務工具種類 | 1,639,430,094<br>99.9971% | 47,300<br>0.0029% | 1,639,477,394 |
| 3. 總發行額： | 1,639,430,481<br>99.9980% | 33,200<br>0.0020% | 1,639,463,681 |
| 4. 面值： | 1,637,080,481<br>99.9980% | 33,200<br>0.0020% | 1,637,113,681 |
| 5. 發行價格： | 1,639,401,581<br>99.9907% | 153,100<br>0.0093% | 1,639,554,681 |
| 6. 債券到期日： | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 7. 息票率： | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 8. 利息支付： | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 9. 轉股期限： | 1,639,394,581<br>99.9980% | 33,200<br>0.0020% | 1,639,427,781 |
| 10. 釐定轉股價格及調整方法： | 1,639,376,981<br>99.9973% | 44,500<br>0.0027% | 1,639,421,481 |
| 11. 下調轉股價格： | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 12. 將分數化為整數之機制： | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 13. 本公司按贖回權贖回： | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 14. 債券持有人按售回權售回： | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 15. 轉股年度股息之歸屬： | 1,639,376,981<br>99.9980% | 33,200<br>0.0020% | 1,639,410,181 |
| 16. 發行方式及發行目標： | 1,639,408,981<br>99.9980% | 33,200<br>0.0020% | 1,639,442,181 |
| 17. 現有股東之配售安排： | 1,639,421,481<br>99.9973% | 44,500<br>0.0027% | 1,639,465,981 |
| 18. 將可轉債發行所得之資金用作收購乾散貨船： | 60,871,481<br>99.9455% | 33,200<br>0.0545% | 60,904,681 |
| 19. 批准發行可轉債所得款項之建議用途之可行性： | 60,889,081<br>99.9489% | 31,100<br>0.0511% | 60,920,181 |
| 20. 批准同意及／或授權於本決議案通過當日起一年內發行可轉債： | 1,639,389,081<br>99.9980% | 33,200<br>0.0020% | 1,639,422,281 |
| 21. 批准本公司於二零零二年五月二十三日發行350,000,000股新A股所得款項用途之報告及其產生之所得款項用途： | 1,639,314,581<br>99.9980% | 33,200<br>0.0020% | 1,639,347,781 |
| 22. 授權董事會作出其認為必要或適當之行動及事宜並簽署該等文件，以實施可轉債發行： | 60,889,081<br>99.9455% | 33,200<br>0.0545% | 60,922,281 |

由於超過66.67%的票數乃投票贊成上述決議案，上述決議案乃獲正式通過為A股股東類別股東大會的特別決議案。

有關上述三表中各議案的詳情，已載於本公司在二零零六年十一月十三日發出的通告。

附註：

(1) 於本公告刊發日期，賦予持有人權利出席臨時股東大會及於會上投票贊成或反對決議案的股份總數為3,326,000,000股，賦予持有人權利出席有關類別股東大會及於會上投票贊成或反對決議案的H股總數為1,296,000,000股，而賦予持有人權利出席有關類別股東大會及於會上投票贊成或反對決議案的A股總數為2,030,000,000股。

(2) 誠如日期為二零零六年十二月十三日的通函所述，中國海運（集團）總公司[illegible]。

(3) 本公司的H股股份過戶登記處香港證券登記有限公司擔任監票人，[illegible]。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海，二零零六年十二月二十八日

[illegible]

File No. 82-34857







# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

# 中海發展股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock code: 1138)**

## ANNOUNCEMENT

## SETTLEMENT OF SIGNIFICANT COMMERCIAL DISPUTE

This announcement is made pursuant to Rule 13.09(1) of the Listing Rules.

The Board wishes to inform the shareholders of the Company and investors that it has approved the settlement of a significant commercial dispute which had been subject to mediation in the Korean Court. It is expected that the settlement of the dispute may have an adverse impact on the profits of the Group for the current financial year ending 31 December 2006.

**Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.**

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

The A shares of China Shipping Development Company Limited (the "Company") are listed on the Shanghai Stock Exchange. This announcement is also made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Listing Rules.

The Board wishes to inform the shareholders of the Company and investors that it has approved the settlement of the following dispute which had been subject to mediation in the Korean Court. The dispute was disclosed in Note 35 "Contingent Liabilities" under the section "Notes to Financial Statements" of the Report of the International Auditors and Note 13 "Contingent Liability" under the section "Notes to Consolidated Financial Statements" in the Financial Statements in accordance with Chinese Accounting Standards in the Company's 2005 annual report and Note 13 "Contingent Liability" under the section "Notes to Condensed Consolidated Financial Statements" in the Company's 2006 interim report.

Further particulars of the dispute are set out below.

**The dispute**

In December 2003, the Company, as owner, entered into two voyage charterparties with Huron Company ("Huron") of the Republic of Korea ("Korea"), as charterer, for the tankers "Dinhe" and "Daqin 74" respectively.

The charterparties were for two shipments of crude oil cargoes (the "Cargoes") to Qunshan port in Korea totalling 67,800 tons. Four bills of lading were issued in respect of the Cargoes, and four letters of credit were opened by Korea Exchange Bank ("KEB"), Kookmin Bank ("Kookmin"), Woori Bank ("Woori"), National Federation of Fishery Cooperatives ("NFFC") (collectively, the "Banks") for the Cargoes for a total amount of US$12.7 million.

When "Dinhe" and "Daqin 74" arrived at Qunshan port, the Company released the Cargoes against Huron's letters of guarantee. Huron also settled all freight under the Charteparties.

In January 2004, Huron applied to the Korean Court for asset restructuring. In May 2004, Huron went into liquidation, as a result of which Huron did not redeem the original bills of lading from the Banks, nor did it return the original bills of lading to the Company. Accordingly, this caused a dispute between Huron and the Banks, thereby leading to this dispute under the bills of lading.

**The Claim**

In the period from September to November 2004, NFFC, Woori and Kookmin (the "Claimants") commenced proceedings in the Korean Court against the Company and sued for compensation. The aggregate claim amounts were 11,974,643,009 Korean Won ("WON") (approximately HK$101.13 million) plus interest thereon. Upon request by the Company, the Bank of China provided guarantees to the Claimants to secure their claims.

The Company duly defended the proceedings in accordance with the relevant laws.

**The Settlement**

With the efforts of all concerned parties, the Company and the Claimants had agreed to refer the claims to mediation at the Korean Court. Following such mediation, the Company and the Claimants have confirmed to the Korean Court that they have agreed to settle the claims at 85% of the claim amounts, plus accrued interest of 5% per annum from the date on which the Cargoes were delivered to Huron until the date of payment. On 20 December 2006, the Company received from its Korean attorney a mediation order (the "Mediation Order") containing such settlement terms. The Company has been advised by its Korean legal advisers that the Mediation Order is subject to objection by the parties thereto, and the Claimants have indicated that they will not raise any objections to the Mediation Order. Accordingly, the Mediation Order was referred to the Board for approval, and was approved at the Board meeting held on 28 December 2006.

Pursuant to the Mediation Order, the Company shall pay to the Claimants:

1. 85% of the total claim amounts, that is the sum of 10,178,446,400 WON (approximately HK$85.96 million); and
2. accrued interest of 5% per annum for approximately 3 years from the date of which the Cargoes were delivered to Huron until approximately the end of December 2006, that is approximately 1,526,766,960 WON (approximately HK$12.89 million).

Accordingly, the total settlement amounts (including interest) to be paid to the Claimants are 11,705,213,360 WON (approximately HK$98.85 million).

The applicable US$/WON exchange rate applied by each of the Claimants in their claim statements was (a) US$1:1200 WON for NFFC, (b) US$1:1187.40 WON for Woori and (c) US$1:1188.90 WON for Kookmin respectively. On the basis of an US$/WON exchange rate of US$1:1200 WON and an US$/RMB exchange rate of US$1/RMB7.82, the settlement amounts (including interest) would have been approximately RMB770 million (note).

However, pursuant to the applicable Korean law, the amount of compensation determined through legal proceedings can only be denominated and settled in WON. As at the date of this announcement, the exchange rate of US$/WON has changed to US$1:926 WON. Based on this exchange rate, the settlement amounts (including interest) are equivalent to approximately US$12,640,619. Accordingly, based on an US$/RMB exchange rate at US$1:RMB7.82, the settlement amounts are equivalent to approximately RMB98,849,642.(approximately HK$98.85 million) (note). In other words, the Company will suffer additional loss in relation to these claims due to the appreciation of WON. The impact will be approximately RMB22,570,668 (approximately HK$22.57 million).

In summary, it is expected that the Company will suffer a total loss of approximately RMB98.85 million (approximately HK$98.85 million).

*Note: These exchange rates are for illustrative purposes only. No representation is made that any amounts in HK$, RMB or WON could have been or could be converted at these exchange rate or at any other rates or at all*

**Impact on profits of the Company**

The settlement amounts to be paid by the Company might have an adverse impact on the profits of the Company for the current financial year ending 31 December 2006.

For the 2005 financial year, the Company made a bad debt provision of US$3 million (approximately HK$23.46 million) for the potential loss that the Company might suffer due to the subject incident. In light of the settlement referred to above, the remaining portion of US$9,640,619 (approximately HK$75.39 million) will be booked as expenses for the current financial year. This might have negative impacts to a certain extent on the profit of the Company and its subsidiaries (the "Group") for the current financial year. As at the date of this announcement, other than the settlement referred to above and the matters disclosed in the 2005 annual report and 2006 interim report, the Group does not have any outstanding material litigation or arbitrations which have not been disclosed.

**Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.**

By Order of the Board of Directors
**China Shipping Development Company Limited**
**Yao Qiaohong**
*Company Secretary*

Shanghai, the People's Republic of China
28 December 2006

*As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao, Mr Ma Xun and Mr. Zhou Zhanqun as independent non-executive directors.*

*The exchange rates adopted in this announcement for illustration purpose only are RMB1.00 to HK$1.00, US$1.00 to HK$7.82 and HK$1.00 to 118.41 WON. No representation is made that any amounts in HK$, RMB or WON could have been or could be converted at these exchange rate or at any other rates or at all.*

香港經濟日報 A55
29 DEC 2006

CHINA SHIPPING 12g3-2(b)
File No. 82-34857





# 中海發展股份有限公司
# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

## 公　佈

## 重大商業糾紛達成和解

> 本公佈乃根據上市規則第13.09(1)條規定而作出。
>
> 董事會謹知會本公司股東及投資者，董事會已通過就一宗重大商業糾紛經韓國法院的調解下達成和解。預期有關糾紛達成和解或會對本集團目前截至2006年12月31日止財政年度的利潤構成不利影響。
>
> 本公司股東及投資者在進行本公司的股份交易時應謹慎行事。

本公佈乃根據香港聯合交易所有限公司證券上市規則(「上市規則」)第13.09(1)條規定而作出。

中海發展股份有限公司(「本公司」)A股於上海證券交易所上市，本公佈亦遵守上市規則第13.09(2)條即時發放資料的規定而作出。

董事會謹知會本公司股東及投資者，董事會已通過一宗重大商業糾紛經韓國法院的調解下達成和解。有關糾紛已於本公司2005年年報國際核數師報告書「財務報告附註」一節附註35「或有負債」及中國註冊會計師報告「綜合財務報告附註」一節附註13「或有負債」及本公司2006年中期報告「簡明綜合財務報告」一節附註13「或有負債」中披露。

有關糾紛的其他詳情載列如下：

**有關糾紛**

2003年12月，本公司(作為船東)與大韓民國(「韓國」)Huron公司(「Huron」)(作為租賃人)訂立兩份租船合同，分別租賃「定河」和「大慶74」油輪。

有關租船合同為將兩船合共67,800噸原油貨物(「貨物」)運往韓國群山港。有關貨物分屬於四份提單，並由Korea Exchange Bank(「KEB」)、Kookmin Bank(「Kookmin」)、Woori Bank(「Woori」)、National Federation of Fishery Cooperatives(「NFFC」)(統稱「該等銀行」)開具信用證，所涉金額總計12,700,000美元。

當「定河」和「大慶74」抵達群山港，本公司憑Huron的保證書交送貨物。Huron亦結清租船合同的所有運費。

2004年1月，Huron向韓國法院申請資產重組。2004年5月，Huron進入破產清盤程序，由於Huron並無向該等銀行贖回提單正本，亦無將提單正本交還本公司，導致Huron與該等銀行就提單產生糾紛。

**索償**

2004年9月至11月期間，NFFC、Woori和Kookmin(「索償人」)向韓國法院對本公司提出訴訟要求賠償。索償金額合共11,974,643,009韓圜(「韓圜」)(約101,130,000港元)連同所涉利息。經本公司申請後，中國銀行就索償人提出的索償提供擔保。

本公司按有關法律就有關訴訟提出正式答辯。

**達成和解**

經過有關各方的努力，本公司與索償人同意將有關索償交由韓國法院調解。經有關調解後，本公司與索償人已向韓國法院表示同意就索償達成和解方案，內容為由本公司承擔索償金額的85%，加上自有關貨物交付予Huron日期起至支付索償日期期間的應計利息，年利率為5%。2006年12月20日，本公司接獲韓國律師發出載有關於和解條款的調解令(「調解令」)。本公司的韓國法律顧問提供意見，表示各訂約方均可反對有關調解令，而索償人已表示彼等不會就調解令提出反對。因此，調解令交由董事會審閱，並於2006年12月28日舉行的董事會上通過。

根據有關調解令，本公司須向索償人：

1. 支付索償金額的85%，即10,178,446,400韓圜(約85,960,000港元)；及
2. 支付自有關貨物交付予Huron日期起至約2006年12月底期間約3年的應計利息，年利率為5%，約為1,526,766,960韓圜(約12,890,000港元)。

因此，將向索償人支付的總調解金額(包括利息)為11,705,213,360韓圜(約98,850,000港元)。

各索償人於各自索償書應用的適用美元／韓圜匯率分別為：(a)NFFC為1美元：1200韓圜；(b)Woori為1美元：1187.40韓圜；以及(c)Kookmin為1美元：1188.90韓圜。根據美元／韓圜匯率為1美元：1200韓圜，以及美元／人民幣匯率為1美元／人民幣7.82元，調解金額(包括利息)約為人民幣770,000,000元(附註)。

然而，根據適用韓國法律，透過法律訴訟釐定的賠償金額只可以韓圜列值及結算。於刊登本公告日期，美元／韓圜匯率變更至1美元：926韓圜。根據此匯率，調解金額(包括利息)相等於約12,640,619美元。此外，根據美元／人民幣匯率為1美元：人民幣7.82元計算，調解金額相等於約人民幣98,849,642元(約98,850,000港元)(附註)。換言之，本公司將因韓圜升值而就此等申索蒙受額外損失約人民幣22,570,668元(約22,570,000港元)。

總括而言，預期本公司將蒙受的總損失約為人民幣98,850,000元(約98,850,000港元)。

附註：此等匯率僅供說明用途，並不表示任何港元、人民幣或韓圜金額應以或可以此等匯率或任何其他匯率或在任何情況下兌換。

**對本公司利潤的影響**

本公司將支付的調解金額可能會對本公司截至2006年12月31日止本財政年度的利潤造成不利影響。

本公司於2005年財政年度就上述商務糾紛可能發生的損失預提了300萬美元(約23,460,000港元)的壞帳準備。鑑於上述調解，財政年度剩餘部分9,640,619美元(約75,390,000港元)將計入當期成本費用中，因此或會對本公司及其子公司(「本集團」)於本財政年度的利潤造成一定的負面影響。於刊登本公告日期，除上述調解及於2005年度報告及2006年中期報告所披露的事項外，本集團並無任何仍未披露的未完結重大訴訟或仲裁。

**本公司股東及投資者在進行本公司的股份交易時應謹慎行事。**

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中華人民共和國上海
2006年12月28日

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、林建清先生、王大雄先生、張國發先生、茅士家先生、王康田先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮興先生、徐鴻高先生、馬澤華先生及周佑賢先生所組成。

於本公告所採納的匯率人民幣1.00元兌1.00港元、1美元兌7.82港元及1.00港元兌118.41韓圜僅供說明用途，並不表示任何港元、人民幣或韓圜金額應以或可以此等匯率或任何其他匯率在任何情況下兌換。



# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

# 中海發展股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*

**(Stock code: 1138)**

## CONNECTED TRANSACTION

The Board of Directors of the Company is pleased to announce that the Company and Dili Recovery Company entered into the Sale and Purchase Agreement on 28 December 2006 whereby the Company had agreed to sell and Dili Recovery Company had agreed to purchase the Oil Tanker weighing 7455.7 long tonne. The consideration for the sale of the Oil Tanker is RMB17,287,009.69 (approximately HK$17,287,009.69). Such consideration has been determined with reference to the market price (as of 30 November 2006) of scrap metal at the rate of US$296.5 (approximately RMB2318.63) per long tonne.

The Group Company holds approximately 47.46 percent of the issued share capital of the Company, being the controlling shareholder of the Company as defined under the Listing Rules. Dili Recovery Company is a wholly-owned subsidiary of Shanghai Shipping (Group) Company which in turn is a wholly owned subsidiary of the Group Company. Therefore, Dili Recovery Company is a connected person (as defined under the Listing Rules) of the Company. Hence, the Transaction constitutes a connected transaction of the Company for the purposes of the Listing Rules. As the applicable percentage ratios in respect of the Transaction is more than 0.1% but less than 2.5%, the Transaction is only subject to the reporting and announcement requirements under Rule 14A.45 to 14A.47 of the Listing Rules but does not require the approval of the Independent Shareholders.

The terms and conditions of the Transaction have been negotiated on an arm's length basis and are conducted on normal commercial terms. The Transaction is in the ordinary and usual business of the Company. The Board (including the Independent Directors) considers the terms of the Transaction to be fair and reasonable, and is in the interests of the Company and the Shareholders, taken as a whole. Particulars of the Sale and Purchase Agreement are set forth below, and will also be disclosed in the Company's 2006 annual report.

The board (the "Board") of directors (the "Directors") of China Shipping Development Company Limited (the "Company") is pleased to announce that the Company and Digang Dili Material Recovery Company (上海海運(集團)公司荻港荻利物資回收公司) ("Dili Recovery Company") entered into a sale and purchase agreement (the "Sale and Purchase Agreement") on 28 December 2006 whereby the Company had agreed to sell and Dili Recovery Company had agreed to purchase the oil tanker named "Daqing 42" (the "Oil Tanker") weighing 7455.7 long tonne.

### 1. Sale and Purchase Agreement dated 28 December 2006

#### 1.1 Parties

Vendor: The Company
Purchaser: Dili Recovery Company

#### 1.2 Oil Tanker

The Oil Tanker was constructed by an independent third party shipyard in Dalian, and was commissioned into service on 1 January 1976. The Oil Tanker weighs 7455.7 long tonne.

#### 1.3 Sale of the Oil Tanker

Pursuant to the Sale and Purchase Agreement, the Company has agreed to sell the Oil Tanker as scrap metal and Dili Recovery Company has agreed to purchase the Oil Tanker, and thereafter to dismantle it.

#### 1.4 Purchase price and payment terms

Pursuant to the Sale and Purchase Agreement, Dili Recovery Company will pay to the Company in cash a sum of RMB17,287,009.69 (approximately HK$17,287,009.69) as consideration for the sale of the Oil Tanker. The purchase price was determined based on the market price (as of 30 November 2006) of scrap metal at the rate of US$296.5 (approximately RMB2318.63) per long tonne. No valuation has been performed. The net book value of the Oil Tanker as at 30 November 2006 was RMB1,970,343.84 (approximately HK$1,970,343.84). The net profit expected to arise from the sale of the Oil Tanker, being the difference between the consideration for such sale and the net book value of the Oil Tanker, is RMB15,316,665.85 (approximately HK$15,316,665.85). The Company intends to use the net proceeds arising from the sale of the Oil Tanker as its working capital. The net profits before taxation and extraordinary items attributable to the Oil Tanker for the financial years ended 31 December 2004 and 31 December 2005, respectively, are RMB18,809,075.28 and RMB26,592,320.72. The net profits after taxation and extraordinary items attributable to the Oil Tanker for the financial years ended 31 December 2004 and 31 December 2005, respectively, are RMB16,555,861.19 and RMB23,745,974.11. The above financial information of the Oil Tanker were prepared under PRC GAAP.

It is a term of the Sale and Purchase Agreement that Dili Recovery Company will first arrange payment to the Company a deposit of RMB1,728,700.97 (approximately HK$1,728,700.97) by remittance to the Company's designated bank account at the same time of signing the Sale and Purchase Agreement by both parties. The remaining balance of the purchase price of the Oil Tanker, being RMB15,558,308.72 (approximately HK$15,558,308.72), shall be paid by remittance to the Company's designated bank account 3 days prior to the delivery of the Oil Tanker to Dili Recovery Company pursuant to the Sale and Purchase Agreement. As at the date of this announcement the Company has not received the deposit or the aforesaid balance of the purchase price for value.

#### 1.5 Delivery

The Oil Tanker will be delivered to Dili Recovery Company at Digang Dismantling Shipyard in the PRC on or before 31 December 2006.

#### 1.6 Other significant terms

All responsibilities, liabilities and risks relating to the delivery of the Oil Tanker shall be borne by the Company prior to delivery of the Oil Tanker, and by Dili Recovery Company immediately after such delivery.

The Sale and Purchase Agreement is subject to the usual force majeure provisions. In the event of occurrence of force majeure events prior to the delivery of the Oil Tanker on 31 December 2006 such as earthquake, fire, tidal wave and war and, as a result, the Sale and Purchase Agreement cannot be performed by the Company, the Company shall return the deposit to Dili Recovery Company immediately.

If Dili Recovery Company fails to pay the deposit of1,728,700.97 (approximately HK$1,728,700.97) or the remaining balance of RMB15,558,308.72 (approximately HK$15,558,308.72) in accordance with the Sale and Purchase Agreement, the Company shall have the right to terminate the Sale and Purchase Agreement and claim for any consequential losses and interest.

Should any dispute arise between the Company and Dili Recovery Company in respect of the Sale and Purchase Agreement, which remains unresolved after reasonable discussions, such dispute shall be referred to the China Maritime Arbitration Commission, which was established in accordance with a decision made by the State Council of the People's Republic of China (the "PRC"), for arbitration in Shanghai, the PRC.

### 2. Reasons for and benefits of entering into the Sale and Purchase Agreement

The Oil Tanker came into operation on 1 January 1976. In accordance with the notice issued by the Ministry of Communication of the PRC (中華人民共和國交通部) on 5 July 2006, the mandatory scrappage age of the Oil Tanker is 31 years. Therefore, the Oil Tanker will meet the deadline for mandatory scrappage on 31 December 2006. As a result, the Board decided to sell it as scrap metal. Dili Recovery Company is a special service entity which specializes in ship dismantling business. The Board believes that the disposal of the Oil Tanker will provide the Company with more working capital. The Board does not have intention on any specific use of the working capital. The Directors believe that such disposal does not have any material adverse impact to the Company and its subsidiaries.

### 3. General

The business of the Company mainly involves coastal, ocean and Yangtze River cargo transportation, container transportation, oil transportation, international passenger transportation, chartering, cargo agency and cargo transportation agency. The business of Dili Recovery Company mainly involves ship dismantling and repair.

### 4. Listing Rules Requirements

China Shipping (Group) Company (the "Group Company") holds approximately 47.46 percent of the issued share capital of the Company, being the controlling shareholder of the Company as defined under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). Dili Recovery Company is a wholly owned subsidiary of Shanghai Shipping (Group) Company Limited, which in turn is a wholly owned subsidiary of the Group Company. Therefore, Dili Recovery Company is a connected person (as defined under the Listing Rules) of the Company. Hence, the transaction as contemplated under the Sale and Purchase Agreement (the "Transaction") constitutes a connected transaction of the Company for the purposes of the Listing Rules.

As the applicable percentage ratios in respect of the Transaction is, more than 0.1% but less than 2.5%, the Transaction is subject only to the reporting and announcement requirements under Rule 14A.45 to Rule 14A.47 of the Listing Rules and does not require approval by the Shareholders other than the Group Company and its associates (as defined under the Listing Rules) (the "Independent Shareholders"). Particulars of the Sale and Purchase Agreement will also be disclosed in the Company's 2006 annual report.

The terms and conditions of the Transaction have been negotiated on an arm's length basis and the Directors (including the independent non-executive Directors) are of the view that the terms and conditions are conducted on normal commercial terms. The Transaction is in the ordinary and usual course of business of the Company. The Board (including the independent non-executive Directors, referred to herein as the "Independent Directors") considers the terms of the Transaction to be fair and reasonable, and is in the interests of the Company and the shareholders of the Company (the "Shareholders"), taken as a whole.

By order of the Board
**China Shipping Development Company Limited**
**Yao Qiaohong**
*Company Secretary*

Shanghai, the PRC
28 December 2006

*Note: Unless otherwise specified, the conversion of HK$ into RMB is based on the exchange rate of HK$1.00=RMB1.00 and the conversion of US$ into RMB is based on the exchange rate of US1.00 = RMB7.82.*

*As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao, Mr Ma Xun and Mr. Zhou Zhanqun as independent non-executive directors.*





# 中海發展股份有限公司
# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

## 關連交易

本公司董事會欣然宣佈，本公司於2006年12月28日與获利回收公司訂立買賣協議。據此，本公司同意出售，而获利回收公司同意購買該油輪，該油輪的噸位為7455.7長噸，出售該油輪的代價為人民幣17,287,009.69元(約17,287,009.69港元)。該代價乃經參考每長噸廢鐵於截至2006年11月30日的市價296.5美元(約人民幣2318.63元)而釐定。

按照上市規則的定義，集團總公司因持有本公司已發行股本約47.46%，而成為本公司的控股股東。获利回收公司是上海海運(集團)公司的全資附屬公司，而上海海運(集團)公司則為集團總公司的全資附屬公司，因此，获利回收公司是本公司的關連人士(定義見上市規則)。基於上述原因，就上市規則而言，交易事項構成本公司的關連交易。由於與交易事項有關的各項適用百分比比率超過0.1%但低於2.5%，交易事項只須受上市規則第14A.45至14A.47條的申報及公佈規定所規限，但毋須經獨立股東批准。

交易事項的條款及條件乃經公平基準磋商，並按正常商業條款訂立。交易事項是在本公司的日常及一般業務範圍進行。董事會(包括獨立董事)認為交易事項的條款屬公平合理，且符合本公司及股東的整體利益。

買賣協議的詳情載於下文，且亦將於本公司2006年度的年報內披露。

中海發展股份有限公司(「本公司」)董事(「董事」)會(「董事會」)欣然宣佈，本公司於2006年12月28日與上海海運(集團)公司获港获利物資回收公司(「获利回收公司」)訂立買賣協議(「買賣協議」)。據此，本公司同意出售，而获利回收公司同意購買名為「大慶42」的油輪(「該油輪」)，該油輪的噸位為7455.7長噸。

### 1 於2006年12月28日訂立的買賣協議

#### 1.1 訂約雙方

賣方： 本公司

買方： 获利回收公司

#### 1.2 該油輪

該油輪由獨立第三方大連船廠建造，於1976年1月1日正式投入服務，其噸位為7455.7長噸。

#### 1.3 出售該油輪

根據買賣協議，本公司同意以廢鐵方式出售該油輪，而获利回收公司同意購買該油輪，其後進行拆解。

#### 1.4 購買價及付款條款

根據買賣協議，获利回收公司將向本公司支付現金人民幣17,287,009.69元(約17,287,009.69港元)，作為出售該油輪的代價。購買價是根據廢鐵於截至2006年11月30日的市價每長噸296.5美元(約人民幣2318.63元)而釐定。並無就此進行任何估值。於2006年11月30日該油輪帳面淨值為人民幣1,970,343.84元(約1,970,343.84港元)。預期出售該油輪所得純利(即是項出售的代價與該油輪的帳面淨值的差額)為人民幣15,316,665.85元(約15,316,665.85港元)。本公司擬將出售該油輪的所得款項淨額作為營運資金用途。該油輪截至2004年12月31日及2005年12月31日止財政年度除稅前及未計非經常項目的應佔純利分別為人民幣18,809,075.28元及人民幣26,592,320.72元，而該油輪截至2004年12月31日及2005年12月31日止財政年度除稅後及經計及非經常項目的應佔純利則分別為人民幣16,555,861.19元及人民幣23,745,974.11元。上述該郵輪的財務資料乃根據中國公認會計原則編製。

買賣協議的條款為获利回收公司在雙方簽訂買賣協議的同時，首先以匯票存入本公司指定銀行帳戶，向本公司支付訂金人民幣1,728,700.97元(約1,728,700.97港元)。該油輪的購買價餘額人民幣15,558,308.72元(約15,558,308.72港元)須根據買賣協議於向获利回收公司交付該油輪前3個營業日以匯票存入本公司上述指定銀行帳戶。於刊登本公佈日期，本公司仍未收取訂金或上述購買價餘額。

#### 1.5 交付

該油輪將於2006年12月31日或之前在中國的获港拆船碼頭交予获利回收公司。

#### 1.6 其他重要條款

在本公司交付該油輪前產生的所有有關交付該油輪的責任、負債及風險由本公司負責，而緊隨交付後的所有有關交付該油輪的責任、負債及風險則由获利回收公司負責。

買賣協議須受一般不可抗力條文規限。倘若於2006年12月31日交付該郵輪前發生不可抗力事件，例如地震、火災、海嘯及戰爭，以致本公司未能履行買賣協議，則本公司會即時將訂金退還获利回收公司。

倘获利回收公司未能支付訂金人民幣1,728,700.97元(約1,728,700.97港元)，或未能按照買賣協議支付餘款人民幣15,558,308.72元(約15,558,308.72港元)，則本公司有權終止買賣協議及對任何其後的損失及利息索償。

如本公司與获利回收公司就買賣協議發生任何糾紛及經合理協商解決不成，則可交由中國海事仲裁委員會(根據中華人民共和國(「中國」)國務院的決議成立的一個委員會)在中國上海進行仲裁。

### 2. 訂立買賣協議的原因及利益

該油輪於1976年1月1日正式投入服務。根據中華人民共和國交通部於2006年7月5日發出的通知，該油輪強制報廢的船齡為31年。因此，該油輪的強制報廢截止日期將為2006年12月31日。因此，董事會決定將該油輪作為廢鐵出售。获利回收公司為一家專營拆船業務的特別服務公司。董事會相信，出售該油輪可為本公司提供更多營運資金。董事會現時對該等營運資金並無任何特定用途。董事相信有關出售不會對本公司及其附屬公司造成任何重大不利影響。

### 3. 一般事項

本公司的業務主要涉及沿海、遠洋及長江貨物運輸、貨櫃運輸、運油、國際乘客運輸、租船、貨物代理及貨運代理。获利回收公司的業務主要涉及拆船和維修。

### 4. 上市規則的規定

按照香港聯合交易所有限公司證券上市規則(「上市規則」)的定義，中國海運(集團)總公司(「集團總公司」)因持有本公司已發行股本約47.46%，而成為本公司的控股股東。获利回收公司是上海海運(集團)公司的全資附屬公司，而上海海運(集團)公司則為集團總公司的全資附屬公司，因此，获利回收公司亦是本公司的關連人士(定義見上市規則)。基於上述原因，就上市規則而言，根據買賣協議進行的交易(「交易事項」)構成本公司的關連交易。

由於與交易事項有關的各項適用百分比比率超過0.1%但低於2.5%，交易事項須受上市規則第14A.45至14A.47條的申報及公佈規定所規限，但毋須經股東(不包括集團總公司及其聯繫人(定義見上市規則)(「獨立股東」)批准。買賣協議的詳情將於本公司2006年度報告中披露。

交易事項的條款及條件乃經公平基準磋商，而董事(包括獨立非執行董事)認為條款及條件按正常商業條款訂立。交易事項是在本公司的日常及一般業務範圍內進行。董事會(包括獨立非執行董事，內文統稱「獨立董事」)認為交易事項的條款屬公平合理，且符合本公司及本公司股東(「股東」)的整體利益。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海
2006年12月28日

附註：除另有指明外，港元兌人民幣是按1.00港元兌人民幣1.00元兌換率折算，而美元兌人民幣則按1.00美元兌人民幣7.82元折算。

於本通告刊發日期，本公司的董事會是由執行董事李紹德先生、林建清先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生、馬澤先生及周佑群先生所組成。



# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED
# 中海發展股份有限公司

*(a joint stock limited company incorporated in the People's Republic of China with limited liability)*
**(Stock code: 1138)**

## RESOLUTIONS PASSED AT THE EIGHTEENTH MEETING OF THE 2006 BOARD OF DIRECTORS

The Board is pleased to announce that the Directors passed the resolutions set out below at a meeting held on 28 December 2006.

The board (the "Board") of directors (the "Directors") of China Shipping Development Company Limited (the "Company") is pleased to announce that the Directors passed the resolutions set out below at a meeting held on 28 December 2006. The resolutions were duly passed in accordance with the relevant provisions of the People's Republic of China (the "PRC") Company Law and the articles of association of the Company. Out of the 9 Directors, 7 Directors attended the meeting and voted on the resolutions. Mr. Zhang Guofa, an executive Director, and Mr. Yao Zuozhi, a non-executive Director, did not attend the meeting but had appointed Mr. Wang Daxiong to vote on their behalf. The Directors interested in the connected transaction referred to below abstained from voting on the resolution in relation thereto.

The following resolutions were duly passed at the meeting:

I. **Resolution regarding compensation for the Korean oil cargoes case**

The case has been disclosed in Note 13 "Contingent liabilities" of the 2005 Annual Report and the 2006 Interim Report. Recently a decision has been made under the mediation of the Korean Court. The Company and the bank claimants have agreed the mediation terms proposed by the Korean Court, whereby the Company shall pay 85% of the total compensation claimed by the bank claimants, together with accrued interest from the date on which the cargoes were delivered to Huron Company up to the date of payment at an annual rate of 5%. According to such terms, the aggregate loss of the Company will amount to approximately RMB98.85 million (approximately HK$98.85 million). The Board has approved the payment of such amount. For details of the case, please refer to the separate announcement made by the Company on even date.

II. **Resolution regarding disposal of the vessel "Daqing 42"**

The Board approved the sale of the Vessel "Daqing 42" at a price of approximately RMB17,287,009.69 (approximately HK$17,287,009.69) to Digang Dili Material Recovery Company to be dismantled. The sale constitutes a connected transaction under the Rules Governing The Listing of Securities on The Stock Exchange of Hong Kong Limited (The "Listing Rules"). All three independent Directors of the Company considered that the terms of this connected transaction are on normal commercial terms, are in the interests of the Company and the shareholders as a whole, and are fair and reasonable so far as the shareholders of the Company are concerned. For details of the transaction, please refer to the separate announcement made by the Company on even date.

III. **Resolution regarding amendment to the operation scope of the Company**

The existing scope of operation of the Company, as approved by the Shanghai Administration of Industry and Commerce, includes "international passenger transportation". Since the Company has never engaged in international passenger transportation, has no corresponding operation qualification for international passenger transportation, and has no intention to engage in the passenger transportation business in the foreseeable future, the Board has in principle approved an amendment to the scope of operation of the Company by deleting "international passenger transportation". The other scope of operation of the Company shall remain unchanged.

The amendment shall be submitted for consideration and approval in the general meeting of the shareholders of the Company.

IV. **Resolution regarding setting up of "Rules for meetings of Holders of Bonds"**

The Company is currently applying for the issue of RMB2 billion Convertible Bonds. In order to protect the legitimate rights of the holders of these bonds, and to regularize the convening of meetings and exercise of duties of such bond holders, pursuant to the requirements under the Company Law of the PRC, Securities Law of the PRC, Administration Regarding Issue of Securities of Listed Companies and other requirements contained in applicable regulatory documents, the Company has formulated "Rules for Meetings of Holders of Bonds", which stipulate the rights of bond holders, procedures of meetings of bond holders and the conditions under which these will become effective.

The Rules for Meetings of Holders of Bonds shall be submitted for consideration and approval in the general meeting of the Shareholders of the Company. Please refer to the website of the Shanghai Stock Exchange at www.sse.com.cn for details of such rules.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Listing Rules. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By Order of the Board
**China Shipping Development Company Limited**
**Yao Qiaohong**
*Company secretary*

28 December 2006
Shanghai, the PRC

*As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao, Mr Ma Xun and Mr. Zhou Zhanqun as independent non-executive directors.*

*The exchange rate adopted in this announcement for illustration purpose only is RMB1.00 to HK$1.00. No representation is made that any amounts in HK$ or RMB could have been or could be converted at this exchange rate or at any other rate or at all.*

香港經濟日報 A55 29 DEC 2006



# 中海發展股份有限公司
# CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)
(股份代號：1138)

## 2006年第十八次董事會會議
## 決議公告

| 董事會欣然宣佈，董事於2006年12月28日舉行的會議上通過下文所載的決議案。 |
|---|

中海發展股份有限公司(「本公司」)董事(「董事」)會(「董事會」)欣然宣佈，董事於2006年12月28日舉行的會議上通過下文所載的決議案。有關決議案乃按照中華人民共和國(「中國」)公司法的有關條文及本公司的《公司章程》正式通過。九名董事中，七名董事出席會議並就決議案投票。執行董事張國發先生及非執行董事姚作芝先生兩人均無出席會議，並已委任王大雄先生代彼等投票。下文所指於關連交易中擁有權益的董事對此就決議案放棄投票。

下列決議案於會議上獲正式通過：

**一、 關於韓國油案賠償款的議案**

本案在本公司2005年報及2006年中期報告第13項「或有負債」中財務報告附註已披露。近期已在韓國法院調解下和解。本公司和申索銀行均同意由韓國法院所建議的調解條款，據此由本公司承擔申索銀行索賠總額的85%，連同自向Huron公司交付貨物之日至付款日期按年利率5%計算的應計利息。根據該等條款，本公司的虧損總額將約達人民幣9,885萬元(約9,885萬港元)。董事會已批准支付上述款項。有關本案的詳情，請參閱本公司於同一日期發表之另一項公告。

**二、 關於處置「大慶42」輪的議案**

董事會已批准將「大慶42」輪以約人民幣17,287,009.69元(約17,287,009.69港元)的價格出售予获港获利物資回收公司進行拆解，該項出售根據香港聯合交易所有限公司證券上市規則(「上市規則」)構成一項關連交易。本公司全部三名獨立董事均認為，該項關聯交易的條款按正常商業條款達成，符合本公司和股東整體的權益，並對本公司股東而言屬公平合理。有關交易的詳情請參考本公司於同一日發表的另一項公告。

**三、 關於修改本公司經營範圍的議案**

本公司經上海市工商行政管理局認可現有的經營範圍中，包含「國際旅客運輸」。由於本公司未從事過國際旅客運輸業務，不具備國際旅客運輸相應的經營資質，在可預期的將來亦無意從事旅客運輸業務，董事會原則上已批准對本公司的經營範圍作出修改，於經營範圍內刪除「國際旅客運輸」的內容，本公司其他經營範圍則維持不變。

該項修訂將提交本公司股東大會審議及批准。

**四、 關於制訂公司《債券持有人會議規則》的議案**

本公司目前正在申請發行人民幣20億元的可轉換債券，為保障債券持有人的合法權利，以及規範債券持有人會議召開程序及行使該等債券持有人的職責，根據《中華人民共和國公司法》、《中華人民共和國證券法》、《上市公司證券發行管理辦法》及適用的規範性文件所載的其他規定所規定，本公司已制定《債券持有人會議規則》，約定債券持有人的會議程序、以及有關各項生效的條件。

債券持有人的會議規則應提交本公司股東大會上審議及批准。有關該等規則的詳情請參閱上海證券交易所網站www.sse.com.cn。

本公告乃遵守上市規則第13.09(2)條有關即時發放資料的規定而作出。本公司的A股在上海證券交易所上市，而上海證券交易所要求刊發類似本公告的公告。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

2006年12月28日

中國上海

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、林建清先生、王大雄先生、張國發先生、茅士家先生、王康和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮先生、胡鴻高先生、馬澤先生及周佑群先生所組成。

於本公告所採納的匯率為人民幣1.00元兑1.00港元，僅供參考之用，並不表示任何港元或人民幣金額應已或可以該匯率或任何其他匯率兑換。